October 25, 2019

Ryan Garland
Manager
Paradyme Equities, LLC
29465 Ridgeline Court
Temecula, CA 92590

       Re: Paradyme Equities, LLC
           Amendment No. 3 to Offering Statement on Form 1-A
           Filed October 7, 2019
           File No. 024-11042

Dear Mr. Garland:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2019 letter.

Form 1-A/A filed October 7, 2019

Financial Statements, page F-1

1.    Please update your financial statements in accordance with Form 1-A, Part
F/S,
      paragraph (b).
 Ryan Garland
Paradyme Equities, LLC
October 25, 2019
Page 2

        You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Jennifer Gowetski at 202-551-3401
with any other questions.



FirstName LastNameRyan Garland                           Sincerely,
Comapany NameParadyme Equities, LLC
                                                         Division of
Corporation Finance
October 25, 2019 Page 2                                  Office of Real Estate
& Construction
FirstName LastName